MDS Provides Update on Review of Montreal Bioanalytical Operations

Toronto, Canada, March 31, 2006 - MDS Inc. (TSX: MDS; NYSE: MDZ) today provided an update of its retrospective review of bioanalytical studies conducted in its Montreal facility from 2000 through 2004, following a recent audit by the FDA. The audit identified a number of issues pertaining to the effectiveness and management of the five-year review.

MDS is working diligently to meet all FDA expectations and is committed to resolving all outstanding issues in a timely manner. In order to enhance this effort, MDS is bringing in experienced project management from outside the MDS Pharma Services division and will voluntarily wind down all commercial bioanalytical liquid chromatography/mass spectrometry operations in Montreal. This will allow for complete focus to accelerate the activities related to this review. Commercial activities will continue in MDS Pharma Service's other bioanalytical sites in Lincoln, Nebraska; Blainville, Quebec; Zurich, Switzerland; and Sittingbourne, United Kingdom.

Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. commented, "I am disappointed that we have not made progress at the rate necessary on this review. We are enhancing the leadership and project management of this effort in order to complete this review to the FDA's satisfaction. Finalizing this effort in a high quality way is the top priority for the Company."

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) has more than 8,800 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsinc.com or by calling 1-800-MDS-7222, 24 hours a day.

For further MDS information contact:
Sharon Mathers Vice-President, Investor Relations 416-675-6777 ext. 2695 smathers@mdsintl.com